December 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Chen Chen, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Upwork Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 15, 2022

Form 10-Q for the Quarter Ended September 30, 2022

Filed October 26, 2022

File No. 001-38678

Ladies and Gentlemen:

We have received your letter on behalf of our client, Upwork Inc. (the “Company”), dated November 22, 2022, conveying additional comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. Please be advised that the Company is unable to respond to the comments within the requested 10 business days. We hereby request an extension to December 23, 2022 to respond to the Staff’s comments.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613 or Aman Singh at (212) 430-2767.

Sincerely,
/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur
Fenwick & West LLP

cc:

Hayden Brown, Chief Executive Officer

Brian Levey, Chief Business Affairs and Legal Officer

Olivier Marie, Chief Accounting Officer

Jacob McQuown, Vice President, Legal & Deputy General Counsel

Upwork Inc.

Aman Singh

Gordon K. Davidson

Fenwick & West LLP